
02057621

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
SEP 16 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of August 2002

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)


PROCESSED
SEP 18 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

This Form 6-K consists of the following:

1. Press Release dated September 12, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2002

TELUS Corporation



Name: James W. Peters
Title: Executive Vice President,
Corporate Affairs & General Counsel



FOR IMMEDIATE RELEASE

TELUS CORPORATION ANNOUNCES EQUITY OFFERING

Vancouver, BC, September 12, 2002 - TELUS Corporation (TSX: T, T.A; NYSE: TU) announced today that it has appointed an underwriting syndicate in connection with concurrent public offerings of 34.25 million Non-voting Shares in Canada and the United States at a price of Cdn.$9.85 per share for aggregate gross proceeds of $337,362,500.

The offering will be made under a supplement to TELUS' shelf prospectus which allows TELUS to offer debt securities, preferred shares, non-voting shares and common shares.

The proceeds of the offering will be used by TELUS to repay debt, including bank debt incurred to repurchase Notes of TELUS and for general corporate purposes. TELUS has repurchased Notes with an aggregate market value of approximately $150 million and face value of approximately $210 million. TELUS intends to repurchase additional Notes and Debentures of TELUS and TELUS Communications Inc. having maturities from 2003-2011 at prices and on terms acceptable to it.

The underwriting syndicate is being led by TD Securities Inc., and includes BMO Nesbitt Burns, RBC Capital Markets, CIBC World Markets, Scotia Capital, JP Morgan, National Bank Financial, Canaccord Capital and Raymond James.

TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of telecommunications products and services that connect Canadians to the world. The company is the leading service provider in Western Canada. TELUS also provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada. With the purchase of QuébecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider.

For further information, please contact:

Investor Relations
Robert Mitchell
Director Investor Relations
TELUS Corporation
416-279-3219

Media Relations
Mat Wilcox
Wilcox Group
604-488-1100